UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal years ended December 31, 2009, and 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-12372

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cytec Employees’ Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cytec Industries Inc.

Five Garret Mountain Plaza

Woodland Park, New Jersey 07424

Cytec Employees’ Savings and Profit Sharing Plan

December 31, 2009 and 2008

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To Participants and Plan Administrator of

Cytec Employees’ Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Cytec Employees’ Savings and Profit Sharing Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Cytec Employees’ Savings and Profit Sharing Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (Held At End Of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

By:	/s/ AMPER, POLITZINER & MATTIA, LLP
AMPER, POLITZINER & MATTIA, LLP

June 25, 2010

Bridgewater, New Jersey

Cytec Employees’ Savings and Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets
Plan interest in Cytec Industries Inc. Savings Plans Master Trust, at fair value	$201,227,687	$167,267,558
Participant loans	3,394,458	3,579,442

Total investments	204,622,145	170,847,000

Receivables:
Employer contributions receivable	42,439	107,775
Participant contributions receivable	95,606	46,452

Total receivables	138,045	154,227

Net assets available for benefits at fair value	204,760,190	171,001,227

Adjustment from fair value to contract value for interest in Cytec Industries Inc. Savings Plans Master Trust related to fully benefit-responsive investment contract	(1,927,611)	1,138,487

Net assets available for benefits	$202,832,579	$172,139,714

The accompanying notes are an integral part of these statements.

Cytec Employees’ Savings and Profit Sharing Plan

Statement of Changes in Net Assets Available For Benefits

For the Year Ended December 31, 2009

2009
Investment income
Plan interest in Cytec Industries Inc. Savings Plans Master Trust income	$37,950,720
Interest income, participant loans	202,707

Total investment income	38,153,427

Contributions
Company contributions	3,593,221
Participant contributions	5,590,446

Total contributions	9,183,667
Total additions	47,337,094
Benefits paid to participants	16,710,475
Redemption fees paid	1,772

Total deductions	16,712,247

Net increase prior to asset transfers	30,624,847
Assets transferred in from Cytec Employees’ Saving Plan	139,987
Assets transferred out to the Cytec Employees’ Savings Plan	(71,969)

Net increase	30,692,865
Net assets available for benefits:
Beginning of year	172,139,714

End of year	$202,832,579

The accompanying notes are an integral part of these statements.

Cytec Employees’ Savings and Profit Sharing Plan

Notes to Financial Statements

1.	Description of Plan

The following description of the Cytec Employees’ Savings and Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established effective January 1, 1994, for the benefit of employees of Cytec Industries Inc. (“Cytec” or “the Company”) and employees of its participating subsidiaries. An employee, who is covered by a collective bargaining agreement which allows for participation in the Plan, may be eligible to become a Participant.

The purpose of the Plan is to provide eligible employees with the opportunity to accumulate personal savings and to share in the growth and ownership of Cytec through receipt of profit sharing contributions and the contributions to the Cytec common stock fund. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Master Trust

On April 2, 2007, the Company established the Cytec Industries Inc. Savings Plans Master Trust (the “Master Trust”) in the custody of Vanguard Fiduciary Trust Company (“VFTC”, the Trustee as defined by the Plan). The Master Trust consists of the assets of the Plan and Cytec Employees’ Savings Plan (the “New Plan”).

Participant Contributions

Participating employees (“Participants”) may contribute to the Plan beginning on the first day of the first month coincident with or following the completion of one month of service. Contributions are made through payroll deductions (subject to IRS limitations) which may range from 1% to 50% of such Participant’s Earnings (as defined in the Plan), on a before-tax basis, an after-tax basis or a combination thereof.

Participants who are at least age 50 or older during a Plan year may make an additional “catch-up contribution” equal to a specified dollar amount on a before-tax basis.

Rollovers into Plan

Participants may elect to rollover eligible balances from other qualified plans, under IRS regulations, as defined in the Plan.

Company Contributions

To be eligible for a Company matching contribution, a Participant must have completed one Year of Service (as defined in the Plan).

Matching contributions made by the Company are equal to 100% of such Participants’ contributions up to the first 3% of the Participants’ earnings, and 50% of Participants’ contributions up to the next 2% of the Participants’ earnings. For purposes of employee contributions and matched contributions, Participant earnings are defined by the Plan.

In addition to matching contributions, at the discretion of the Company, the Company may make a profit sharing contribution equal to a percentage of each Participant’s earnings, and the percentage is determined by a defined formula based on the percentage growth in the Company’s earnings per share. To be eligible for a profit sharing contribution, the Participant must have been an active employee on

Cytec Employees’ Savings and Profit Sharing Plan

Notes to Financial Statements

December 31 of the respective Plan year and completed at least one year of service as of such date. There were no profit sharing contributions made for the 2009 and 2008 Plan years.

The Company can also make an additional discretionary profit sharing contribution to Participants who are employed on December 31 of the respective Plan year and who have completed at least one year of service as of such date, generally excluding those Participants who are corporate officers. The additional discretionary profit sharing contribution is allocated based on each such Participant’s earnings to the earnings of all such Participants. No such additional discretionary profit sharing contributions were made in 2009 or 2008. Profit sharing contributions are recorded by the Plan in the year such contributions are earned, and are credited to the accounts of Participants in the early part of the following year. For purposes of each profit sharing contribution, Participant earnings are the annualized base pay on September 1 in the year for which the contribution is being made.

All Company matching contributions for Participants are invested in the Cytec Stock Fund, which invests in the common stock of Cytec Industries Inc. Profit sharing contributions are invested in the Vanguard Retirement Savings Trust, unless specified differently by the Participant (participant directed).

The Plan was amended effective May 1, 2004, to provide that a Participant who has attained the age of 55 may elect to transfer up to 25% of the number of shares of Company Stock credited to the Participant’s ESOP Account (as defined in the Plan) to any other fund offered by the Plan. Each year thereafter, the Participant may annually transfer an additional 20% of the number of shares of Company Stock credited to such Participant’s ESOP Account to any other Funds offered under the Plan.

If a Participant who is eligible to make this diversification election decides not to transfer, or to transfer less than the maximum percentage available for transfer in any particular calendar year, the amount which the Participant can transfer in the following calendar year shall be increased by the percentage of the transfer foregone in the previous year.

Notwithstanding the foregoing, a vested Participant who attains age 62 may elect to transfer 100% of the number of shares of Company Stock in such Participant’s ESOP Account to one or more other funds. Participants have the option to re-invest cash dividends on ESOP assets or to have the cash dividends distributed. If no election is made, cash dividends are re-invested.

Cytec Employees’ Savings and Profit Sharing Plan

Notes to Financial Statements

The Pension Protection Act of 2006 mandates that employers provide retirement plan participants with greater flexibility for investing in company stock, for selling it and for investing the proceeds from the sale of company stock in other assets. The Plan allows Participants with three or more years of service to diversify the portion of their accounts that are invested in company stock obtained as a result of employer matching contribution.

Vesting

All employee contributions, Company match and profit sharing contributions, and earnings or losses thereon are fully vested at all times, subject to potential forfeiture of Company matching contributions and earnings thereon if the Plan fails to meet applicable IRS discrimination testing. Because the Plan meets the IRS “safe harbor” requirements, no discrimination testing is currently applicable to the Plan so there are no forfeitures under the Plan.

Participant Accounts

Each Participant account is credited with the Participant’s contribution and allocation of the Company’s contribution and investment earnings, and charged with certain investment fees. Allocations are based on earnings or account balance, as defined in the Plan. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Withdrawals

During employment, a Participant may make withdrawals in cash (or common stock of the Company in the case of withdrawals from the Cytec Stock Fund) of amounts applicable to employee and employer contributions and earnings or losses thereon, subject to certain restrictions. A Participant can make hardship withdrawals of employee before-tax contributions which will preclude the Participant from making additional employee before-tax contributions to the Plan for a six-month period.

Employee before-tax contributions and matching contributions can be withdrawn after attainment of age 59 1/2. Company matching contributions made before January 1, 2001, and employee after-tax contributions can also be withdrawn without age limitation.

Benefit Payments

On termination of service due to death, disability, or retirement, a Participant or a Participant’s beneficiary may elect to receive either a lump-sum distribution, equal to the value of the Participant’s vested interest in his or her account, or monthly installments over a period of 60, 120, 180, 240, 300, or 360 months, as elected (subject to limits imposed by the Internal Revenue Code). For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Minimum distributions are required to begin by April 1 of the calendar year following the later of:

•	The calendar year in which the Participant attains 70 1/2 years of age; or

•	The calendar year in which the Participant terminates employment from the Company.

Participant Loans

An eligible Participant may borrow up to fifty percent of the value of the Participant’s before-tax and after-tax account balance, subject to a minimum of $1,000 and a maximum of $50,000 reduced by the highest loan balance outstanding during the prior twelve months. Loans for the purchase of a “principal residence” must be repaid in one to fifteen years, at the Participant’s option. Loans for all other purposes must be repaid in one to five years, at the Participant’s option. These loans are made at the prevailing market interest rates equal to prime rate plus one percent with such rate fixed for the term of the loan at the time the loan is approved. The applicable rate on loans issued during 2009 was 4.25%. The applicable rates on loans issued during 2008 ranged from 5.00% to 8.25%. No more than one loan from the Plan to a Participant shall be permitted at any time. All principal and interest payments made by the Participant are credited back to the Participant’s account.

2.	Summary of Significant Accounting Policies

Cytec Employees’ Savings and Profit Sharing Plan

Notes to Financial Statements

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held By certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Master Trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

In September 2006, the Financial Accounting Standards Board (FASB) issued an interpretation regarding Fair Value Measurements. This interpretation establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. FASB ASC 820 applies only to fair value measurements that are already required or permitted by other accounting standards (except for measurements of share-based payments) and is intended to increase the consistency of those measurements. Accordingly, FASB ASC 820 does not require any new fair value measurements. FASB ASC 820 is effective January 1, 2008, for the Plan.

In June 2006, the Financial Accounting Standards Board (FASB) issued an interpretation regarding Accounting for Uncertainty in Income Taxes. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB ASC 740-10 Accounting for Income Taxes and is effective for fiscal years beginning after December 15, 2007. The Plan adopted the provisions of the pronouncement and the adoption did not impact the amounts reported on the financial statements of the Plan.

Codification

In June 2009, the Financial Accounting Standards Board (FASB) issued “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”, (“FASB Codification”) which is effective for reporting periods ending after September 15, 2009. The FASB Codification will become the single source of authoritative nongovernmental U.S. generally accepted accounting principles (“GAAP”), superseding existing FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”) and related accounting literature. The FASB Codification reorganizes the thousands of GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure. The adoption of the FASB Codification did not impact the Plan's financial statements.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition of the Master Trust

The Plan’s interest in the Master Trust investments is stated at fair value. If available, quoted market prices are used to value the investments held in the Master Trust. Loans are valued at cost which approximates fair value.

The fair value of the Plan’s interest in the Master Trust is based on the underlying fair values of the specific investments held by the Master Trust and allocated using the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions. The fair value of cash equivalents approximates cost.

The Cytec Stock Fund is valued at its year-end unit closing price. The year-end unit closing price is comprised of the year-end market price of shares of Cytec common stock owned by the Cytec Stock Fund, plus a small amount invested in a money market fund for purposes of liquidity (the money market fund

Cytec Employees’ Savings and Profit Sharing Plan

Notes to Financial Statements

represents 0.30% and 0.63% of total value of the Cytec Stock Fund as of December 31, 2009, and 2008, respectively).

Purchases and sales of securities are recorded on a trade-date basis. Related realized gains and losses on securities transactions are calculated based upon the average cost of securities sold. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefit payments are recorded when paid.

3.	Interest in Master Trust

Plan investments are in the Master Trust, which was established for the investment of assets of the Plan and Cytec Employees’ Savings Plan. Each participating savings plan has an interest in the Master Trust. The assets of the Master Trust are held by the Trustee. The Plan’s interest in the net assets of the Master Trust was approximately 42.6% and 46.8% at December 31, 2009 and 2008, respectively. Investment income or loss related to the Master Trust is allocated to each plan based upon the individual plan’s interest in the Master Trust.

The following table represents the total value of investments in the Master Trust:

	As of December 31,
	2009	2008
Investments, at fair value
Mutual Funds	$230,154,888	$171,849,286
Common Stock Fund	101,983,378	55,161,828
Common/ Collective Trust	139,005,438	130,841,223

Total investment in Master Trust	471,143,704	357,852,337
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,425,479)	1,917,129

Net assets held in Master Trust	$467,718,225	$359,769,466

The net investment income of the Master Trust was composed of the following:

Cytec Employees’ Savings and Profit Sharing Plan

Notes to Financial Statements

For the Year Ended December 31, 2009
Net appreciation in fair value of investments
Mutual Funds	$41,031,173
Common Stock Fund	45,822,731

86,853,904
Interest	4,030,310
Dividends	4,889,240

Net investment income	$95,773,454

4.	Non-Participant Directed Funds

All investments are Participant directed with the exception of Cytec matching contributions which are initially invested solely in the Cytec Stock Fund.

Information about the Plan’s net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2009	2008
Net Assets
Cytec Stock Fund, at fair value	$24,201,684	$13,181,467

For the Year Ended December 31, 2009
Changes in Fair Value of Cytec Stock Fund
Balance at beginning of year	$13,181,467
Changes in net assets available for benefits
Contributions	2,446,810
Net appreciation	10,182,868
Benefits paid to participants	(660,590)
Transfer to participant directed investments	(948,871)

Balance at end of year	$24,201,684

5.	Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities

Cytec Employees’ Savings and Profit Sharing Plan

Notes to Financial Statements

(level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

•   Quoted prices for similar assets or liabilities in active markets;

•   Quoted prices for identical or similar assets or liabilities in inactive markets;

•   Inputs other than quoted prices that are observable for the asset or liability;

•   Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for Master Trust assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Master Trust at year end.

Common/ collective trust: The Master Trust invests in the Vanguard Retirement Savings Plan Trust V (“VRST”), which is a common/ collective trust. The VRST invests solely in the Vanguard Retirement Savings Master Trust (the “Trust”). The VRST’s value in the Trust is valued at the unit value of the Trust. The Trust investments are comprised of alternative investment contracts, traditional insurance contracts as well as cash equivalents or approximately 82%, 6%, and 12%, respectively.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2009 and 2008:

Cytec Employees’ Savings and Profit Sharing Plan

Notes to Financial Statements

	Master Trust Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Domestic large cap fund	$67,955,391	$—	$—	$67,955,391
Balanced funds	79,744,052	—	—	79,744,052
Domestic growth funds	41,655,771	—	—	41,655,771
International growth funds	23,245,857	—	—	23,245,857
Fixed income funds	17,475,496	—	—	17,475,496
Other funds	78,321	—	—	78,321

Total mutual funds	230,154,888	—	—	230,154,888

Company common stock fund	—	101,983,378	—	101,983,378
Collective Trust	—	139,005,438	—	139,005,438

Total assets at fair value	$230,154,888	$240,988,816	$—	$471,143,704

	Master Trust Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Domestic large cap fund	$52,261,862	$—	$—	$52,261,862
Balanced funds	60,001,208	—	—	60,001,208
Domestic growth funds	30,090,022	—	—	30,090,022
International growth funds	15,581,006	—	—	15,581,006
Fixed income funds	13,915,188	—	—	13,915,188
Other funds	—	—	—	—

Total mutual funds	171,849,286	—	—	171,849,286

Company common stock fund	—	55,161,828	—	55,161,828
Collective Trust	—	130,841,223	—	130,841,223

Total assets at fair value	$171,849,286	$186,003,051	$—	$357,852,337

Participant loans: Valued at cost, which approximates fair value and is considered to be a level 3 measurement. The summary of changes in the fair value of the Plan’s level three assets for the year ended December 31, 2009 is as follows;

	Participant loans
	2009	2008
Balance, beginning of year	$3,579,442	$3,512,436
Issuances and settlements (net)	(184,984)	67,006

Balance, end of year	$3,394,458	$3,579,442

6.	Party-in-interest Transactions

Certain Plan investments are shares of mutual funds and a collective fund managed by VFTC, the Trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

7.	Plan Expenses

Administrative expenses of the Plan are currently paid by the Company. However, the Company has the right to charge future expenses to the Master Trust.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event of plan termination, participants will be come 100 percent vested in their accounts.

Cytec Employees’ Savings and Profit Sharing Plan

Notes to Financial Statements

9.	Mutual Fund Fees

Underlying investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees, which are allowable under Section 12b-1 of the Investment Company Act of 1940 and which may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity and thus not separately identifiable as an expense.

10.	Tax Status of the Plan

The Internal Revenue Service has determined and informed the Company by letter dated May 20, 2004, that the Plan and its underlying Trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”), and are therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

11.	Risks and Uncertainties

The Plan provides for investments in various investment securities, which in general, investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances. Users of these financial statements should be aware that if the financial markets’ recent volatility should continue in subsequent periods, it could significantly impact the subsequent valuation of the Plan’s investments. Accordingly, the valuation of investments at December 31, 2009 may not necessarily be indicative of amounts that could be realized in a current market.

12.	Reconciliation of Financial Statements to Form 5500

The investment in the VRST is recorded at fair market value on the Form 5500. The financial statements include an adjustment from fair value to contract value for VRST. The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 to the Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$202,832,579	$172,139,714
Adjustment from fair value to contract value for fully-benefit responsive investment contract	1,927,611	(1,138,487)

Net assets available for benefits per the Form 5500	$204,760,190	$171,001,227

The following is a reconciliation of the changes in net assets per the financial statements at December 31, 2009 to the Form 5500:

2009
Net investment income per the financial statements	$38,153,427
Adjustment from fair value to contract value for fully-benefit responsive investment contract	3,066,098

Net investment income per the Form 5500	$41,219,525

Cytec Employees’ Savings and Profit Sharing Plan

Schedule H, line 4i- Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of Issuer, borrower, lessor, or similar party	Description of Investment, including maturity date, rate of interest, collateral, par or maturity value	Current Value
* Participant loans	Rates ranging from 4.25% to 10.5%

	Due through 2023	$3,394,458

*	Represents a party-in-interest to the Plan.

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cytec Employees’ Savings and Profit Sharing Plan

By:	/s/ MARILYN R. CHARLES
Marilyn R. Charles
Plan Administrator

June 25, 2010

EXHIBIT INDEX

23.1	Consent of Amper, Politziner & Mattia, LLP